Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Nine Months Ended September 30, 2007
Earnings:
Income from continuing operations before income tax expense (1) (2)	$412
Adjustments:
Fixed charges added to earnings	83
Dividends from equity affiliates	1
Amortization of capitalized interest	10

$506

Fixed Charges:
Net interest expense (3)	77
Portion of rental expense representative of interest	6

Fixed charges added to earnings	83
Capitalized interest	36

$119

Ratio of earnings to fixed charges	4.3

(1)	Income from continuing operations before income tax expense, minority interest and equity income of affiliates.

(2)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(3)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.